Exhibit 99.1

Scotiabank announces transaction for Scotiabank Quilmes

Toronto -September 4, 2002 — Scotiabank today confirmed that its Argentine subsidiary, Scotiabank Quilmes S.A., has finalized arrangements with Argentine-based Banco Comafi S.A. and Banco Bansud S.A. that are intended to maximize jobs for employees and returns for depositors and creditors of Scotiabank Quilmes.

“We have been working with the Central Bank over the last several months to explore all possible options to maximize jobs for employees and returns for depositors and creditors. We believe this agreement with Banco Comafi and Banco Bansud is the best possible solution given the extraordinarily difficult situation in Argentina,” said Scotiabank Chairman and CEO, Peter Godsoe.

The transaction will protect the interests of Scotiabank Quilmes’ depositors, creditors and employees and will have minimal financial impact on Scotiabank.

All of the 91 branches of Scotiabank Quilmes are being reopened by Comafi and Bansud and these banks have also assumed the deposit obligations of Scotiabank Quilmes. Comafi and Bansud will initially retain 1,200 former employees of Scotiabank Quilmes.

Substantially all of Scotiabank Quilmes’ assets have been transferred to a liquidation trust for the benefit of creditors. The establishment of the liquidation trust is expected to provide creditors with the best possible recovery in the circumstances.

All 1,700 former employees of Scotiabank Quilmes have received a full severance package. While local regulations restricted Scotiabank Quilmes from making full severance payments to employees, Scotiabank matched the amount paid by Scotiabank Quilmes to ensure employees received a fair and full severance package.

“For the past eight months, Scotiabank Quilmes employees have been working extremely hard to serve their customers under the most challenging conditions,” said Mr. Godsoe. “This is part of our commitment to do the right thing and is a tangible way we can demonstrate goodwill and empathy to affected employees.”

“The tragic situation in Argentina continues to have a very real toll on all Argentines. We hope that Argentina is able to restore economic confidence and stability for all its people,” said Mr. Godsoe.

Ends

For more information,
Ann Wales, Scotiabank, 416-866-3703